Exhibit 99.1

ICON Reports Fourth Quarter and Full Year 2015 Results and Issues 2016 Earnings Guidance

Highlights

  Quarter 4 gross business wins of $565 million, a gross book to bill of 1.40. Net business wins of $471 million, a net book to bill of 1.17. Full year net business wins of $1.9 billion, a net book to bill of 1.20.
  Quarter 4 net revenue increased 8.0% year on year on a constant currency basis to $403 million. Full Year 2015 net revenue increased 10.0% on a constant currency basis to $1,575 million.
  Quarter 4 income from operations up 24.7% year on year to $75.3 million or 18.7% of revenue. Full year 2015 income from operations up 33% to $281.5 million or 17.9% of revenue.
  Earnings per share for Quarter 4 of $1.11, up 28% year on year. Earnings per share on a pro forma full year 2015 basis were $3.98, up 39% on 2014.
  Full year 2016 revenue guidance in the range of $1,670 - $1,730 million, representing growth of 6 - 9.8%. Earnings per share guidance in the range of $4.60 - $4.80 representing an increase of 15.6 – 20.6%.

DUBLIN--(BUSINESS WIRE)--February 23, 2016--ICON plc (NASDAQ:ICLR), a global provider of drug development solutions and services to the pharmaceutical, biotechnology and medical device industries, today reported its financial results for the fourth quarter and full year ended December 31, 2015.

In the fourth quarter net revenue grew 3.4% year on year to $403.3 million from $390.1 million in the same quarter last year. This represented 8.0% constant currency growth and 3.7% constant dollar organic growth year on year.

Income from operations in the quarter, increased by 24.7% to $73.3 million or 18.7% of revenue compared to $60.4 million or 15.5% for the same quarter last year.

Net income in the quarter increased by 17.5% to $63.4 million or $1.11 per share on a diluted basis, compared with $54.0 million or $0.87 per share for the same quarter last year.

Full year revenue increased by 4.8% to $1,575 million from $1,503.3 million in 2015. This represented 10.0% constant currency growth and 5.1% constant dollar organic growth year on year.

Full year income from operations increased by 33.3% to $281.5 million or 17.9% of revenue, compared with $211.1 million or 14.0% of revenue in the previous year.

Full year net income increased by 32.1% to $239.5 million, compared with $181.3 million last year. Full year earnings per share increased by 38.7% to a pro-forma $3.98 per share on a diluted basis compared to $2.87 per diluted share last year.

Full year diluted earnings per share on a US GAAP basis amounted to $3.97 compared to the pro-forma $3.98 as reported above. The difference occurs as a result of the method used to calculate the quarterly EPS versus annual EPS.

Day’s sales outstanding, comprising accounts receivable and unbilled revenue less payments on account were 41 days at December 31, 2015, compared with 46 days at the end of September 2015 and 40 days at the end of December 2014.

Cash generated from operating activities for the quarter was $116.1 million and $279.5 million for the full year. Capital expenditure for the quarter was $13.5 million and $49.7 million for the full year. During the quarter ICON spent $171 million on share repurchases which brought the value of total shares repurchased during 2015 to $459 million. In addition, $166 million was spent on acquisitions in 2015. As a result, at December 31, 2015, the company had net debt of $160 million, compared to net debt of $33 million at September 30, 2015 and net cash of $216 million at end of December 2014.

CEO, Ciaran Murray commented “During 2015, our operational excellence and market leading innovation helped our customers enhance the productivity of their development programmes, further enhancing ICON’s position as their trusted partner in drug development. As a result we booked $1.9 billion of new business and have grown our backlog by 9% year on year to $3.9 billion. Our revenues have grown by 10% on a constant currency basis to $1.575 billion and we have continued to expand our operating margin. This enabled us to grow EPS by 39% year on year to $3.98. For 2016, we are guiding revenue to be in the range of $1,670 - $1,730 million an increase of 6.0 -9.8%, and earnings to be in the range of $4.60 - $4.80 representing an increase of 15.6 – 20.6%”.

In addition to the financial measures prepared in accordance with generally accepted accounting principles (GAAP), this press release contains certain non-GAAP financial measures, including non-GAAP operating and net income and non-GAAP diluted earnings per share. While non-GAAP financial measures are not superior to or a substitute for the comparable GAAP measures, ICON believes certain non-GAAP information is useful to investors for historical comparison purposes.

ICON will hold its fourth quarter conference call today, February 23, 2016 at 9:00 EST [14:00 Ireland & UK]. This call and linked slide presentation can be accessed live from our website at http://investor.iconplc.com. A recording will also be available on the website for 90 days following the call. In addition, a calendar of company events, including upcoming conference presentations, is available on our website, under “Investors”. This calendar will be updated regularly.

This press release contains forward-looking statements. These statements are based on management's current expectations and information currently available, including current economic and industry conditions. These statements are not guarantees of future performance or actual results, and actual results, developments and business decisions may differ from those stated in this press release. The forward-looking statements are subject to future events, risks, uncertainties and other factors that could cause actual results to differ materially from those projected in the statements, including, but not limited to, the ability to enter into new contracts, maintain client relationships, manage the opening of new offices and offering of new services, the integration of new business mergers and acquisitions, as well as economic and global market conditions and other risks and uncertainties detailed from time to time in SEC reports filed by ICON, all of which are difficult to predict and some of which are beyond our control. For these reasons, you should not place undue reliance on these forward-looking statements when making investment decisions. The word "expected" and variations of such words and similar expressions are intended to identify forward-looking statements. Forward-looking statements are only as of the date they are made and we do not undertake any obligation to update publicly any forward-looking statement, either as a result of new information, future events or otherwise. More information about the risks and uncertainties relating to these forward-looking statements may be found in SEC reports filed by ICON, including its Form 20-F, F-1, S-8 and F-3, which are available on the SEC's website at http://www.sec.gov.

ICON plc is a global provider of drug development solutions and services to the pharmaceutical, biotechnology and medical device industries. The company specialises in the strategic development, management and analysis of programs that support clinical development - from compound selection to Phase I-IV clinical studies. With headquarters in Dublin, Ireland, ICON currently, operates from 90 locations in 37 countries and has approximately 11,900 employees. Further information is available at www.iconplc.com.

ICON/ICLR-F

ICON plc Consolidated Income Statements (Unaudited) (Before restructuring and other items)

Three and Twelve Months ended December 31, 2015 and December 31, 2014 (Dollars, in thousands, except share and per share data)

	Three Months Ended		Twelve Months Ended

	December 31,	December 31,	December 31,	December 31,
	2015	2014	2015	2014
Revenue:
Gross revenue	577,059	528,211	2,161,618	2,030,286
Reimbursable expenses	(173,710)	(138,138)	(586,640)	(526,970)

Net revenue	403,349	390,073	1,574,978	1,503,316

Costs and expenses:
Direct costs	229,386	229,876	908,979	903,167
Selling, general and administrative expense	83,476	85,425	326,786	336,461
Depreciation and amortization	15,142	14,335	57,677	52,542

Total costs and expenses	328,004	329,636	1,293,442	1,292,170

Income from operations	75,345	60,437	281,536	211,146

Net interest expense	(2,026)	204	(2,686)	366

Income before provision for income taxes	73,319	60,641	278,850	211,512

Provision for income taxes	(9,890)	(6,671)	(39,311)	(30,248)

Net income	63,429	53,970	239,539	181,264

Net income per Ordinary Share:
Basic	$1.14	89c	$4.08	$2.95

Pro forma Diluted	$1.11	87c	$3.98	$2.87

Weighted average number of Ordinary Shares outstanding:
Basic	55,783,113	60,394,465	58,746,935	61,496,115

Pro forma Diluted	56,919,553	61,908,135	60,185,678	63,131,417

Consolidated Income Statements (Unaudited) (US GAAP)

Three and Twelve Months ended December 31, 2015 and December 31, 2014 (Dollars, in thousands, except share and per share data)

	Three Months Ended		Twelve Months Ended

	December 31,	December 31,	December 31,	December 31,
	2015	2014	2015	2014
Revenue:
Gross revenue	577,059	528,211	2,161,618	2,030,286
Reimbursable expenses	(173,710)	(138,138)	(586,640)	(526,970)

Net revenue	403,349	390,073	1,574,978	1,503,316

Costs and expenses:
Direct costs	229,386	229,876	908,979	903,167
Selling, general and administrative expense	83,476	85,425	326,786	336,461
Depreciation and amortization	15,142	14,335	57,677	52,542
Restructuring and other items	-	8,796	-	8,796

Total costs and expenses	328,004	338,432	1,293,442	1,300,966

Income from operations	75,345	51,641	281,536	202,350

Net interest expense	(2,026)	204	(2,686)	366

Income before provision for income taxes	73,319	51,845	278,850	202,716

Provision for income taxes	(9,890)	(6,671)	(39,311)	(30,248)

Net income	63,429	45,174	239,539	172,468

Net income per Ordinary Share:
Basic	$1.14	74c	$4.08	$2.80

Diluted	$1.11	73c	$3.97	$2.73

Weighted average number of Ordinary Shares outstanding:
Basic	55,783,113	60,394,465	58,746,935	61,496,115

Diluted	56,919,553	61,908,135	60,290,033	63,131,417

ICON plc Summary Balance Sheet Data December 31, 2015 and December 31, 2014 (Dollars, in thousands)

	December 31,	December 31,
	2015	2014
	(Unaudited)	(Audited)

Cash and short-term investments	189,901	216,000
Debt	(350,000)	-
Net (debt)/cash	(160,099)	216,000

Accounts receivable	409,165	370,956
Unbilled revenue	173,649	146,163
Payments on account	(318,697)	(280,097)
Total	264,117	237,022

Working Capital	292,633	281,148

Total Assets	1,718,903	1,528,850

Shareholder's Equity	764,195	950,206

CONTACT:
ICON plc
Investor Relations, 1-888-381-7923
or
Brendan Brennan, + 353 1 291 2000
CFO
or
Simon Holmes, +353 1 291 2000
EVP IR & Corporate Development
http://www.iconplc.com